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                            March 22, 2024

       Adeel Rouf
       Chief Executive Officer
       Voyager Acquisition Corp./Cayman Islands
       c/o Winston & Strawn LLP
       800 Capitol St., STE 2400
       Houston, TX 77002

                                                        Re: Voyager Acquisition
Corp./Cayman Islands
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
23, 2024
                                                            CIK No. 0002006815

       Dear Adeel Rouf:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 14, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 23, 2024

       Risk Factors
       To mitigate the risk that we might be deemed to be an investment company...., page 34

   1. We note your response to comment 6; however, we do not see the revisions on page 34 and we do not have your
confirmation that you will update your disclosures. Please
                                                        disclose that if you
are found to be operating as an unregistered investment company, you may be required to
change your operations, wind down your operations, or register as an investment company
under the Investment Company Act. Also include disclosure with respect to the
consequences to investors if you are required to wind down your operations as a result of this
status, such as the loss of the investment opportunity in a target
 Adeel Rouf
Voyager Acquisition Corp./Cayman Islands
March 22, 2024
Page 2
      company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Note 4. Private Placement, page F-11

2. We note your disclosure "the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees" is inconsistent with disclosure on page 12, "Once the warrants become exercisable, we may redeem the outstanding warrants for cash", and the last bullet point on page F-15, "the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above."
      Please revise or advise.

Note 7. Shareholder's Equity
Warrants, page F-15

3. We note your revised disclosure related to the Public and Private Warrants. However,
      according to your disclosure on page F-11,    The Private Placement
Warrants will be non-
      redeemable for cash and exercisable on a cashless basis so long as they are held by the
      Sponsor or its permitted transferees.    This provision may potentially
adjust the settlement
      amount, based on the characteristics of the warrant holder. Please tell us how you determined this settlement provision was within the criteria of ASC 815-40-15-7E and provide us with your analysis.



       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameAdeel Rouf
                                                    Division of Corporation
Finance
Comapany NameVoyager Acquisition Corp./Cayman Islands
                                                    Office of Real Estate &
Construction
March 22, 2024 Page 2
cc:       Michael J. Blankenship
FirstName LastName